UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 333-226308

Zeta Network Group

(Translation of registrant’s name into English)

14 Wall Street, 20th Floor

New York, NY 10005

Tel: +1 (929) 317-2699

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Corporate Governance

This current report on Form 6-K is being filed to clarify the corporate governance practices of Zeta Network Group (“we”, “our”, “us” or the “Company”), including the home country rules that it intends to follow in lieu of Nasdaq corporate governance rules.

We are a company incorporated in Cayman Islands and are listed on Nasdaq. Because we are a foreign private issuer, Nasdaq rules permit us to follow the corporate governance practices of our home country. Certain corporate governance practices in Cayman Islands differ significantly from the corporate governance standards that Nasdaq expects of domestic U.S. companies.

Among other things, we are not required to have: (i) a majority-independent board of directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; (iv) regularly scheduled executive sessions with only independent directors each year; (v) a code of conduct applicable to all directors, officers, and employees; (vi) an annual meeting of shareholders to be held no later than one year after the end of the issuer’s fiscal year-end; (vii) solicitation of proxies and the provision of proxy statements for all shareholder meetings; (viii) a quorum for any meeting of common stockholders to be no less than 33 1/3% of the outstanding shares of common voting stock; or (ix) an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors. In addition, we are not required to obtain the consent of a majority of our shareholders in order to take certain actions, including: (a) issuing ordinary shares in certain transactions in excess of 20% of our then outstanding ordinary shares or that otherwise constitute a change in control; (b) issuing securities in connection with the acquisition of the stock or assets of another company; (c) issuing securities when the issuance or potential issuance will result in a change of control of the company; and (d) establishing or materially amending an equity compensation arrangement.

We avail ourselves of each of these exemptions, except for the Nasdaq requirements in (i), (ii), (iii) and (v) above, which we currently comply with but reserve the right to opt out in the future. As a result, you may not receive the benefits of certain corporate governance requirements that Nasdaq expects of U.S. domestic public companies.

Harney Westwood & Riegels, the counsel to the Company as to the laws of Cayman Islands, has provided a letter of confirmation, as required by the Nasdaq Stock Market, confirming that the governance practices adopted by the Company, in lieu of those Nasdaq corporate governance requirements where it is electing to follow local country laws and regulations, are compliant with the provisions of the laws of Cayman Islands and its amended and restated memorandum and articles of association.

A copy of the home country rule exemption letter from the Company’s legal counsel is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit No.	Description
99.1	Home Country Rule Exemption Letter dated June 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorised.

Zeta Network Group

By:	/s/ Xiao Wen “Samantha” Huang
Name:	Xiao Wen “Samantha” Huang
Title:	Chief Executive Officer and Director

Date: June 15, 2026

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